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                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.



                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                       Filed under section 33(a) of the

            Public Utility Holding Company Act of 1935, as amended



          CBK Power Company Limited, a Philippine limited partnership
                        _______________________________
                       (Name of foreign utility company)


                                      by


                             EDISON MISSION ENERGY
                           ________________________
                           (Name of filing company)

                            18101 Von Karman Avenue
                                  Suite 1700
                         Irvine, California 92612-1046
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Item 1
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Name and business address of the entity claiming foreign utility company status
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CBK Power Company Limited, a Philippine limited partnership
1701 One Magnificent Mile Building
San Miguel Avenue, Ortigas Center
Pasig City, Philippines

Description of the facilities used for the generation, transmission, or distribution of electric energy for sale
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     CBK Power Company Limited ("CBK") is rehabilitating and upgrading four hydroelectric power plant projects in the province of Laguna, Republic of the Philippines. When this project is completed, the total installed capacity of these four hydroelectric facilities will increase from 367.8 MW to approximately 728 MW, as follows: (1) the Kalayaan I facility, a pumped storage facility with two turbine pump units will be upgraded such that both will be 168 MW, for a total of 336 MW; (2) the Kalayaan II facility, another pumped storage facility, will be constructed to consist of two pump units of 174.3 MW each, for a total of 348.6 MW; (3) the Caliraya hydroelectric facility will be upgraded to divert water into two 11.3 MW units, for a total of 22.6 MW; and (4) the Botocan facility will be upgraded to divert water into two 10 MW units, for a total of 20 MW. Each power plant will include auxiliary equipment and interconnecting transmission facilities.

Ownership of the Company
------------------------

     EME Kalayaan B.V. ("Kalayaan") will hold a 1 percent general partnership interest in CBK, while EME Caliraya B.V. ("Caliraya") will hold a 49 percent limited partnership interest. Both Kalayaan and Caliraya are indirect wholly-owned subsidiaries of Edison Mission Energy ("EME"). The other 50 percent of CBK will be owned by
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CBK Power Corporation (1 percent general partnership interest), Industrias
Metalurgicas Pescarmona B.V. (37 percent limited partnership interest), and Corporation IMPSA B.V. (12 percent limited partnership interest). Each of these entities are foreign corporations not affiliated with EME.

Item 2
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Domestic associate public-utility company and holding company
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     Southern California Edison Company ("Edison") is the only domestic public-
utility company that is an associate company of CBK. Edison itself has no interest in CBK. Edison is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1) of the Act, pursuant to Rule 2.

     EME, which holds indirect interests in CBK as set forth above, is wholly-owned by The Mission Group, which is wholly-owned by Edison International.

EXHIBIT A
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Documents incorporated by reference
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     Edison is the only associate company or affiliate of CBK that is subject to the regulation of its retail electric or gas rates by a State commission. The California Public Utilities Commission ("PUC") is the sole State commission with jurisdiction over the retail rates of Edison.

     Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the
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retail electric or gas rates of a public utility company/1/ that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992 (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company." As contemplated by this provision, the PUC in authorizing the creation of Edison International (formerly SCEcorp) in 1988 considered the effect of diversification on Edison. The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of Edison are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively Edison's operations.

     In approving the formation of the Edison International holding company system, the PUC imposed 15 conditions of general applicability on Edison and the holding company. Southern California Edison Company, 90 PUR4th 45 (Cal. PUC
                  ----------------------------------
1988)./2/ In formulating these conditions, the PUC recognized the primary importance of insulating

___________________________
/1/ The Act provides an exception in the case of public utilities that are associate companies or affiliates of registered holding companies.

/2/ A copy of the PUC's order was submitted to the Commission as an exhibit to the notice under section 33 filed on November 9, 1992, with regard to Loy Yang B Joint Venture and Mission Energy Management Australia Pty Ltd.
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Edison's ratepayers from the effect of diversification:/3/ "The one thing we must make sure of is that the activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to
---
financial controls and reporting were "adequate to support our regulatory function" of so insulating Edison's ratepayers. Id. Accordingly, the PUC adopted
                                                ---
the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities." Id. at 69.
                                                                     ---

          Additionally, the PUC found that "given the conditions we will require, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to
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result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.
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     Accordingly, CBK meets the criteria set forth in section 33(a) for qualification as a "foreign utility company."

___________________________
/3/ In comments submitted to the Commission in File No. 70-7959, dated May 19, 1992, the PUC confirmed that under the terms of its diversification order, "any investment or diversification by SCEcorp into any business other than the regulated utility services that SCEcorp provides through Edison" is considered a "nonutility" or diversified activity.
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     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.


                    By:  /s/ MARTHA A. SPIKES
                         ------------------------------------------
                         Martha A. Spikes
                         Corporate Secretary
                         Edison Mission Energy
                         18101 Von Karman Avenue, Suite 1700
                         Irvine, California 92612-1046


August 16, 2000